UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

GasLog Ltd.
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece

Copy to:
Alexandros Laios, General Counsel
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece
+30 210 459 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2687W108	13D

1	NAMES OF REPORTING PERSONS
GasLog Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,621,602(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,621,602

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,621,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
As of the date hereof, GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”), beneficially owns 15,621,602 common units representing limited partner interests (“Common Units”) in GasLog Partners LP ( the “Issuer”). In addition, GasLog beneficially owns through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner interests and 100% of the 1,245,000 Class B Units representing limited partner interests in the Issuer.

(2)	The percent ownership is calculated based on an aggregate number of 51,687,865 Common Units issued and outstanding as of January 24, 2023, as reported by the Issuer to the Reporting Person.

The purpose of this Amendment No. 3 to the Schedule 13D filed by GasLog with the Securities and Exchange Commission (the “SEC”) on April 27, 2018, as amended by the Amendment No. 1 to Schedule 13D filed by GasLog with the SEC on November 27, 2018 and the Amendment No. 2 to Schedule 13D filed by GasLog with the SEC on June 26, 2019 (as amended, the “Amended Schedule 13D”), is to amend certain portions of the Amended Schedule 13D as described herein.  Except as set forth below, all Items in the Amended Schedule 13D remain unchanged.

Item 1. Security and Issuer

The last sentence of Item 1 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

The principal executive offices of the Issuer are located at 69 Akti Miaouli, 18537 Piraeus, Greece.

Item 2. Identity and Background

Section (b) of Item 2 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

(b) The principal business address of the Reporting Person is located at 69 Akti Miaouli, 18537 Piraeus, Greece.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended by adding the following paragraphs above the last paragraph in Item 4:

On January 24, 2023, GasLog delivered an unsolicited non-binding proposal (the “Offer Letter”) to the Issuer’s board of directors to acquire all of the outstanding Common Units not already beneficially owned by GasLog.  In connection with the proposed transaction, each Common Unit would receive overall value of $7.70 per Common Unit in cash, consisting in part of a special distribution by the Issuer of $2.33 per Common Unit in cash to be distributed to the Issuer’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction.  The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 1 hereto and incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Person and the Issuer with respect to the proposal contained in the Offer Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement.

Discussions concerning a transaction may be terminated at any time and without prior notice. Except as may be required by law, the Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Issuer and the Reporting Person have entered into a definitive agreement to effect such transaction.

Item 7. Materials To Be Filed as Exhibits

Exhibit 1 — Letter, dated as of January 24, 2023, from GasLog to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2023

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer